Exhibit 99.1

Condensed Interim Statements of Financial Position	Expressed in U.S dollars ($000s)
Unaudited

	Note	June 30, 2026 $	December 31, 2025 $
Assets
Current
Cash and cash equivalents		13,236	3,706
Trade and other receivables		10,384	9,629
Prepaid and other assets		794	97
Greenstone gold interest	4	12,834	10,784
		37,248	24,216
Non-current
Investments		1,148	1,011
Deferred financing costs	7	1,963	1,251
Greenstone gold interest	4	77,005	72,844
Royalty, stream and other interests	5, 6	670,848	318,686
Total assets		788,212	418,008

Liabilities
Current
Trade and other payables	14	2,570	2,878
Credit facilities	7	50,000	30,000
		52,570	32,878
Non-current
Credit facilities	7	325,000	141,000
Deferred income tax liabilities	10	16,091	10,172
Total liabilities		393,661	184,050

Shareholders’ equity
Share capital	8	359,080	217,427
Share-based compensation reserve	8	5,258	5,150
Retained earnings		31,020	12,365
Accumulated other comprehensive loss		(807)	(984)
Total shareholders’ equity		394,551	233,958
Total liabilities and shareholders’ equity		788,212	418,008

Nature of operations (note 1)

Approved by the Board of Directors on August 13, 2026
“Marcel de Groot”	“Elizabeth McGregor”

The accompanying notes form an integral part of these condensed interim financial statements.

Versamet Royalties	Financial Statements	2

Condensed Interim Statements of Income and Comprehensive Income (Loss)	Expressed in U.S dollars ($000s) Except for per share amounts
Unaudited

	Note	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Sales	4, 12	13,188	3,915	26,035	6,910
Royalty revenue	12	10,545	910	21,666	1,369
Total revenue		23,733	4,825	47,701	8,279

Cost of Sales	4, 12	(5,599)	(3,490)	(11,529)	(6,485)
Depletion	6, 12	(4,142)	(661)	(8,148)	(899)
Gross profit		13,992	674	28,024	895

Operating (expenses)/income
Administrative expenses	8, 9	(3,093)	(1,342)	(6,692)	(2,701)
Change in fair value of Greenstone gold interest	4, 12	2,876	5,433	14,148	9,644
Operating income		13,775	4,765	35,480	7,838

Other income/(expense)
Change in fair value of convertible debt derivative liability		-	3,173	-	3,285
Finance and interest expense	7	(6,792)	(6,592)	(8,920)	(7,220)
Foreign exchange loss		(63)	(527)	(142)	(536)
Interest income		80	13	109	24
Net income before income taxes		7,000	832	26,527	3,391
Income tax expense	10	(2,102)	(662)	(7,872)	(1,437)
Net income		4,898	170	18,655	1,954

Earnings per share
Basic earnings per share	8	0.05	0.00	0.18	0.02
Diluted earnings per share	8	0.04	0.00	0.17	0.02

Weighted average number of common shares outstanding
Basic	8	107,806,492	92,744,605	103,862,609	92,560,149
Diluted	8	111,091,415	94,457,830	107,381,870	94,220,047

Other comprehensive income (Loss)
Net income		4,898	170	18,655	1,954
Items that will not subsequently be reclassified to net income
Change in fair value of investments		122	(325)	177	(273)
Total comprehensive income (loss)		5,020	(155)	18,832	1,681

The accompanying notes form an integral part of these condensed interim financial statements.

Versamet Royalties	Financial Statements	3

Condensed Interim Statements of Changes in Equity	Expressed in U.S dollars ($000s) Except for per share amounts
Unaudited

	Note	Share capital (Number of shares)	Share capital $	Share-based compensation reserve $	(Deficit)/ Retained earnings $	Accumulated other comprehensive income (loss) $	Total $
Balance — December 31, 2024		92,763,725	215,758	4,765	(7,967)	(1,229)	211,327

Shares issued as interest payment		55,615	155	-	-	-	155
Exercise of share-based compensation	8	548,000	1,422	(1,422)	-	-	-
Share-based compensation	8	-	-	867	-	-	867
Total comprehensive income (loss)		-	-	-	1,954	(273)	1,681
Balance — June 30, 2025		93,367,340	217,335	4,210	(6,013)	(1,502)	214,030

Exercise of share-based compensation	8	44,406	92	(92)	-	-	-
Share-based compensation	8	-	-	1,032	-	-	1,032
Total comprehensive income		-	-	-	18,378	518	18,896
Balance — December 31, 2025		93,411,746	217,427	5,150	12,365	(984)	233,958

Shares issued under public offering, net of share issuance costs	8	10,300,000	99,924	-	-	-	99,924
Shares issued under private placement, net of share issuance costs	8	1,891,539	19,036	-	-	-	19,036
Shares issued for stream acquisition	5	2,054,906	20,000	-	-	-	20,000
Exercise of share-based compensation	8	1,171,316	2,693	(1,868)	-	-	825
Share-based compensation	8	-	-	1,976	-	-	1,976
Total comprehensive income		-	-	-	18,655	177	18,832
Balance — June 30, 2026		108,829,507	359,080	5,258	31,020	(807)	394,551

The accompanying notes form an integral part of these condensed interim financial statements.

Versamet Royalties	Financial Statements	4

Condensed Interim Statements of Cash Flows	Expressed in U.S dollars ($000s)
Unaudited

Cash flows provided by (used in)	Note	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Operating activities
Net income		4,898	170	18,655	1,954
Items not affecting cash:
Non-cash cost of sales related to Greenstone gold interest	4	3,835	2,753	7,937	5,149
Depletion	6, 12	4,142	661	8,148	899
Share-based compensation	8, 9	822	604	1,976	643
Change in fair value of Greenstone gold interest	4, 12	(2,876)	(5,433)	(14,148)	(9,644)
Change in fair value of convertible debt derivative liability		-	(3,173)	-	(3,285)
Unrealized foreign exchange loss		2	4	86	4
Foreign exchange on convertible debt repaid		-	518	-	518
Finance and interest expense (net of interest income)	7	6,712	6,579	8,811	7,196
Income tax expense	10	2,102	662	7,872	1,437
Income taxes paid	10	(187)	(136)	(387)	(251)
Changes in non-cash working capital	13	845	(899)	(3,266)	(1,658)
		20,295	2,310	35,684	2,962

Investing activities
Acquisition of stream interests	5	(340,310)	(35,090)	(340,310)	(35,090)
Purchase of property, plant & equipment		(149)	-	(149)	-
		(340,459)	(35,090)	(340,459)	(35,090)

Financing activities
Proceeds from credit facilities	7	340,000	55,000	340,000	55,000
Repayment of credit facilities		(10,000)	(2,000)	(136,000)	(3,000)
Repayment of convertible debt		-	(16,390)	-	(16,390)
Financing costs and interest paid	7	(5,730)	(3,588)	(7,885)	(3,798)
Proceeds from public offering, net of issue costs	8	-	-	98,426	-
Proceeds from private placements, net of issue costs	8	3,006	-	18,968	-
Proceeds from stock option exercises	8	(35)	-	825	-
		327,241	33,022	314,334	31,812
Impact of foreign exchange on cash		30	(39)	(29)	(43)
Increase (decrease) in cash for the period		7,107	203	9,530	(359)
Cash — beginning of period		6,129	869	3,706	1,431
Cash — end of period		13,236	1,072	13,236	1,072

Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these condensed interim financial statements.

Versamet Royalties	Financial Statements	5

Notes to the Condensed

Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

Expressed in U.S dollars unless otherwise stated

1.	Nature of Operations

Versamet Royalties Corporation (“Versamet” or “the Company”) was incorporated under the British Columbia Business Corporations Act on January 24, 2011. Versamet is a single entity. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) in Canada and the Nasdaq in the United States under the symbol “VMET”.

Versamet is a diversified metals royalty and streaming company with exposure to a range of resource royalties and streams including gold, silver, copper, zinc, graphite and uranium, across a variety of jurisdictions. Typically, in return for making an upfront payment to acquire a royalty or stream on a mining operation or project, Versamet receives a portion of the revenue generated from the mine on an ongoing basis, usually over the life of the mine, or receives metal deliveries over a pre-determined period or up to a pre-determined quantity.

The head office, principal address and registered office of Versamet is located at Suite 3200, 733 Seymour St, Vancouver, British Columbia, V6B 0S6.

These condensed interim financial statements were approved and authorized for issue by the Board of Directors of the Company on August 13, 2026.

2.	Basis of Presentation and Material Accounting Policy Information

Statement of Compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, using accounting policies consistent with IFRS Accounting Standards (“IFRS Accounting Standards” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee, and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2025.

The accounting policies followed in these condensed interim financial statements are the same as those applied in the Company’s most recent audited annual financial statements for the year ended December 31, 2025.

Basis of Presentation

These condensed interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. These condensed interim financial statements are presented in United States dollars and all values are rounded to the nearest thousand, unless otherwise noted.

Changes in Accounting Standards

New standards issued and not yet effective

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) is a new standard that will provide new presentation and disclosure requirements and replace International Accounting Standard 1, Presentation of Financial Statements (IAS 1). IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

Versamet Royalties	Financial Statements	6

The Company is still continuing to assess and quantify the effect of IFRS 18 on our consolidated financial statements. The standard is expected to result in changes to the presentation of the consolidated statements of operations, by requiring all income and expenses to be classified into the three main categories of operating, investing and financing. The Statement of Cash Flows will begin with the new IFRS 18-specified subtotal of operating profit. The Company will also have enhanced note disclosures on any identified MPMs. The Company expects to apply IFRS 18 on its effective date, with full retrospective application including restated comparative information.

3.	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements in conformity with IFRS required management to make estimates and assumptions that affect amounts reported in the condensed interim financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual financial statements as at and for the year ended December 31, 2025.

4.	Greenstone Gold Interest

Greenstone Gold Purchase Agreement

On October 31, 2023, Versamet paid $52.5 million to enter into a gold purchase agreement with Equinox Gold Corp. (“Equinox”) in exchange for monthly deliveries of gold equal to the greater of (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone project in Ontario, Canada, (“Greenstone”) at a purchase price per ounce of gold equal to 20% of the then prevailing market price. Monthly gold delivery obligations commenced upon closing of the Greenstone gold interest and will continue until a total of 63,000 ounces of gold have been delivered to Versamet. While gold deliveries will be calculated based on Greenstone production, gold deliveries can be sourced from production from any of Equinox’s operating mines. Under the Greenstone gold interest, Equinox retains the option to buy down deliveries related to 75% of the original delivery obligation at the then-current spot gold price, subject to a minimum gold price per ounce of $2,000.

Details of the changes in the carrying value of the Greenstone gold interest are as follows:

In $000s	$
Balance — December 31, 2024	62,286

Gold deliveries (recognized in cost of sales)	(11,580)
Change in fair value	32,922
Balance — December 31, 2025	83,628

Gold deliveries (recognized in cost of sales)	(7,937)
Change in fair value	14,148
Balance — June 30, 2026	89,839

Less: Current portion, June 30, 2026	(12,834)
Non-current portion, June 30, 2026	77,005

During the three and six months ended June 30, 2026, the Company received 1,050 oz and 2,100 oz of gold, respectively (2025: 1,050 oz and 2,100 oz), under the Greenstone gold interest, which was initially recognized in inventory. The Company sold the gold for gross proceeds of $4.8 million and $9.9 million in the three and six months ended June 30, 2026, respectively (2025: $3.4 million and $6.4 million). Upon the sale, the inventory was recognized in cost of sales. The difference between the fair value of the gold delivered and the payment to Equinox for the gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) was recorded as a partial settlement of the Greenstone gold interest and included in cost of sales; accordingly, the amount recorded in cost of sales was $3.8 million and $7.9 million for the three and six months ended June 30, 2026, respectively (2025: $2.8 million and $5.1 million). During the three and six months ended June 30, 2026, the Company recognized gains in the fair value of the Greenstone gold interest of $2.9 million and $14.1 million, respectively (2025: gains of $5.4 million and $9.6 million), primarily driven by changes in gold prices and the impact of unwinding discounted cash flows over time.

Versamet Royalties	Financial Statements	7

Changes in each of the following key assumptions and estimates would have the following impact on the value of the Greenstone gold interest as at June 30, 2026 (with an associated movement in the Statement of Income and Comprehensive Income (Loss)):

Key assumption	Sensitivity applied to key assumption	Impact on asset value at June 30, 2026
Gold price	+/-10%	+/- $8.9 million
Discount rate	+/-1%	- $3.7 million / + $3.9 million

5.	Gold Stream Acquisition

On April 10, 2026, Versamet completed the acquisition of a 3.52% life of mine gold stream (the “Gold Stream”) in respect of gold production from the Eskay Creek gold-silver project (the “Project”) in British Columbia, Canada, owned by Skeena Resources Limited from fund entities managed by Orion Resource Partners LP and fund entities managed by affiliates of Blackstone Inc. for total consideration of $360.0 million, comprising $340.0 million in cash and 2,054,906 common shares of the Company. In addition, the Company incurred $0.3 million in costs associated with the acquisition of the Gold Stream, which were added to the carrying value of the asset held within royalty, stream, and other interests (note 6). Versamet will make ongoing cash payments equal to 10% of the spot gold price for gold ounces delivered to the Gold Stream. The Gold Stream is uncapped, with no step-down or buyback provisions.

The Gold Stream Agreement includes certain contingent provisions. If completion tests (as defined in the Gold Stream Agreement) are not satisfied by September 30, 2027, the attributable gold stream percentage will increase incrementally to 3.57%, 3.62% and 3.67% if completion is achieved in the first, second or third calendar quarters following that date, respectively. It will increase by a further 0.13% per quarter thereafter until the completion tests are satisfied. In addition, the Gold Stream Agreement includes a minimum delivery provision whereby, if a cumulative total of 2.61 million ounces of payable gold attributable to the Project has not been produced by April 1, 2040, the Company is entitled to a one-time delivery of gold equal to the shortfall relative to such threshold, multiplied by the applicable gold stream percentage at that time.

Versamet Royalties	Financial Statements	8

6.	Royalty, Stream and Other Interests

The carrying amount of the Company’s royalty, stream and other interests are as follows:

	Cost			Accumulated Depreciation and Impairment
Asset, Location (In $000s)	Opening $	Net Additions/ (Disposals) $	Closing $	Opening $	Depletion $	Closing $	Carrying Amount[1] $
June 30, 2026
Depletable Royalty, Stream and Other Interests
Rosh Pinah, Namibia	85,403	-	85,403	(651)	(2,472)	(3,123)	82,280
Kiaka, Burkina Faso	58,730	-	58,730	(1,592)	(2,716)	(4,308)	54,422
Santa Rita, Brazil	38,964	-	38,964	(476)	(333)	(809)	38,155
Kolpa, Peru	35,090	-	35,090	(2,227)	(1,927)	(4,154)	30,936
Mercedes, Mexico	10,985	-	10,985	(5,664)	(474)	(6,138)	4,847
Blackwater, Canada	7,538	-	7,538	(321)	(226)	(547)	6,991
Pilar, Brazil	5,609	-	5,609	(2,259)	-	(2,259)	3,350

Non-depletable Royalty and Other Interests
El Pilar, Mexico	17,490	-	17,490	-	-	-	17,490
Eskay Creek, Canada	-	360,310	360,310	-	-	-	360,310
Vittangi, Sweden	15,000	-	15,000	-	-	-	15,000
Toega, Burkina Faso	11,205	-	11,205	-	-	-	11,205
Mercedes, Mexico	5,837	-	5,837	(5,837)	-	(5,837)	-
Cuiú Cuiú, Brazil	2,070	-	2,070	-	-	-	2,070

Exploration and Evaluation Assets
Hackett River, Nunavut	14,716	-	14,716	-	-	-	14,716
Mocoa, Colombia	10,000	-	10,000	-	-	-	10,000
Prairie Creek, Canada	7,514	-	7,514	-	-	-	7,514
Mason, Nevada	4,876	-	4,876	-	-	-	4,876
Converse, Nevada	4,391	-	4,391	-	-	-	4,391
Primavera, Nicaragua	1,391	-	1,391	-	-	-	1,391
Other	904	-	904	-	-	-	904
Total	337,713	360,310	698,023	(19,027)	(8,148)	(27,175)	670,848

Versamet Royalties	Financial Statements	9

	Cost				Accumulated Depreciation and Impairment
Asset, Location (In $000s)	Opening $	Net Additions/ (Disposals) $	Reclassified $	Closing $	Opening $	Depletion $	Closing $	Carrying Amount[1] $
December 31, 2025
Depletable Royalty, Stream and Other Interests
Rosh Pinah, Namibia	-	85,403	-	85,403	-	(651)	(651)	84,752
Kiaka, Burkina Faso	58,730	-	-	58,730	-	(1,592)	(1,592)	57,138
Santa Rita, Brazil	-	38,964	-	38,964	-	(476)	(476)	38,488
Kolpa, Peru	-	35,090	-	35,090	-	(2,227)	(2,227)	32,863
Mercedes, Mexico	10,985	-	-	10,985	(4,754)	(910)	(5,664)	5,321
Blackwater, Canada	7,538	-	-	7,538	-	(321)	(321)	7,217
Pilar, Brazil	5,609	-	-	5,609	(2,259)	-	(2,259)	3,350

Non-depletable Royalty and Other Interests
El Pilar, Mexico	17,490	-	-	17,490	-	-	-	17,490
Vittangi, Sweden	15,000	-	-	15,000	-	-	-	15,000
Toega, Burkina Faso	11,205	-	-	11,205	-	-	-	11,205
Mercedes, Mexico	5,837	-	-	5,837	(5,837)	-	(5,837)	-
Cuiú Cuiú, Brazil[1]	-	-	2,070	2,070	-	-	-	2,070

Exploration and Evaluation Assets
Hackett River, Nunavut	14,716	-	-	14,716	-	-	-	14,716
Mocoa, Colombia	10,000	-	-	10,000	-	-	-	10,000
Prairie Creek, Canada	7,514	-	-	7,514	-	-	-	7,514
Mason, Nevada	4,876	-	-	4,876	-	-	-	4,876
Converse, Nevada	4,391	-	-	4,391	-	-	-	4,391
Cuiú Cuiú, Brazil[1]	2,070	-	(2,070)	-	-	-	-	-
Primavera, Nicaragua	1,391	-	-	1,391	-	-	-	1,391
Other	904	-	-	904	-	-	-	904
Total	178,256	159,457	-	337,713	(12,850)	(6,177)	(19,027)	318,686

1.	The total carrying amount of royalty, streams and other interests at June 30, 2026 includes $220,981 (December 31, 2025: $229,129) of depletable mineral interest. The remaining $449,867 (December 31, 2025: $89,557) is classified as non-depletable mineral interest, of which $43,792 (December 31, 2025: $43,792) are classified as Exploration and Evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources and $406,075 (December 31, 2025: $45,765) are assets not yet in production that are classified as development assets under IAS 16. During the six months ended June 30, 2026, no Exploration and Evaluation assets were acquired (year ended December 31, 2025: Nil). During the six months ended June 30, 2026, there were no assets accounted for under IFRS 6 reclassified to an asset under IAS 16 (year ended December 31, 2025: $2,070).

7.	Credit Facilities

On April 3, 2026, the Company amended its credit facility agreement to increase its revolving credit facility (the “RCF”) to $250.0 million and add a new $150 million term loan (together the “Credit Facilities”) arranged by Bank of Montreal (“BMO”), as lead arranger, and National Bank of Canada (“NBC”). The Credit Facilities provide for a $100.0 million accordion on the RCF once the term loan has been repaid in full. Amounts drawn on the Credit Facilities are subject to interest at adjusted SOFR plus 2.25% to 3.75% per annum, and the undrawn portion of the RCF is subject to a standby fee of 0.5063% to 0.8438% per annum, both of which are dependent on the Company's leverage ratio (as defined in the Credit Facilities agreement). The term loan is repayable in quarterly instalments commencing on June 30, 2026, with a final bullet repayment of $40.0 million at maturity on March 31, 2028. The RCF matures on March 4, 2029. The Credit Facilities are secured by the Company’s present and future acquired assets.

Versamet Royalties	Financial Statements	10

Under the Credit Facilities, the Company is required to maintain certain leverage and interest coverage ratios. As at June 30, 2026, the Company was in compliance with all of the covenants related to the Credit Facilities.

A continuity of the amount outstanding under the Credit Facilities is as follows:

In $000s	$
Balance — December 31, 2024	608

Drawdown	181,000
Repayment	(11,000)
Accretion of discount	48
Fees reclassified to deferred financing costs	344
Balance — December 31, 2025	171,000

Drawdown	340,000
Repayment	(136,000)
Balance — June 30, 2026	375,000

Less: Current portion, June 30, 2026	(50,000)
Non-current portion, June 30, 2026	325,000

During the six months ended June 30, 2026, the Company recorded $8.9 million of interest expense on amounts drawn and standby fees related to the Credit Facilities, of which $7.1 million was paid, and $1.8 million was accrued within trade and other payables at June 30, 2026.

The Company capitalized $0.9 million of deferred financing costs during the six months ended June 30, 2026 related to commitment and other fees on the Credit Facilities amendments (2025: $0.7 million). Amortization of the deferred financing costs for the three and six months ended June 30, 2026 was $0.2 million and $0.3 million, respectively (2025: $0.1 million and $0.1 million).

8.	Share Capital and Reserves

Authorized, Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

On February 9, 2026, the Company completed a bought deal public offering, pursuant to which the Company sold 10,300,000 common shares, for C$13.75 per common share for gross proceeds of C$141.6 million ($104.2 million), before share issuance costs of $5.7 million ($4.2 million net of taxes). Concurrently, the Company completed a non-brokered private placement with Tether Investments S.A. de C.V. (“Tether Investments”), to which the Company sold 1,575,712 common shares for C$13.75 for proceeds of C$21.7 million ($16.0 million), pursuant to the exercise of Tether Investment’s participation rights in the public offering.

On April 23, 2026, the Company completed a non-brokered private placement with Tether Investments, to which the Company sold 315,827 common shares for net proceeds of $3.0 million, pursuant to the exercise of Tether Investment’s participation rights related to the shares issued for the Gold Stream acquisition (note 5).

During the six months ended June 30, 2026, 1,171,316 common shares were issued as a result of the exercise of performance restricted share units, restricted share units and stock options.

Versamet Royalties	Financial Statements	11

Share-based compensation

The breakdown of the Company’s share-based compensation is as follows:

In $000s	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Stock options	110	212	263	358
Restricted Share Units	484	300	1,394	550
Performance Restricted Share Units	228	92	319	(265)
Total share-based compensation expense	822	604	1,976	643

Stock options

A continuity schedule for stock options is as follows:

Stock Options	Number
Outstanding — December 31, 2024	2,324,786

Granted	1,253,817
Exercised	(36,000)
Forfeited	(244,571)
Outstanding — December 31, 2025	3,298,032

Exercised	(692,625)
Outstanding — June 30, 2026	2,605,407

The weighted average common share price at the time the stock options were exercised during the three and six months ended June 30, 2026, was C$17.65 and C$16.41, respectively.

As at June 30, 2026, the Company had the following stock options outstanding:

Number outstanding	Exercisable	Exercise Price per Share (CAD$)	Expiry Date	Weighted average life remaining (years)
908,000	908,000	$3.50	September 1, 2027	1.17
150,000	150,000	$3.50	February 27, 2028	1.66
150,000	150,000	$3.50	March 20, 2028	1.72
330,661	220,441	$3.50	January 15, 2029	2.55
608,996	202,999	$4.00	January 15, 2030	3.55
257,750	85,917	$4.00	May 9, 2030	3.86
200,000	66,667	$4.00	May 12, 2030	3.87
2,605,407	1,784,024	$3.70	-	2.44

Versamet Royalties	Financial Statements	12

Restricted Share Units (“RSU”)

A continuity schedule for RSUs is as follows:

Restricted Share Units	Number
Outstanding — December 31, 2024	1,058,826

Granted	651,563
Settled	(566,750)
Forfeited	(144,875)
Outstanding — December 31, 2025	998,764

Granted	245,200
Settled	(153,333)
Outstanding — June 30, 2026	1,090,631

The holders of the RSUs have the right to defer receipt of the common shares underlying the RSUs upon vesting. As at June 30, 2026, there were 641,143 RSUs which are exercisable, and settlement has been deferred at the election of the holder.

The grant date fair value of the RSUs is determined using the market value of the underlying common shares at the date of the grant and is adjusted based on the number of RSUs expected to vest ultimately. The weighted average grant date fair value of the RSUs granted during the six months ended June 30, 2026 was $9.04 per RSU.

Performance Restricted Share Units (“PRSU”)

A continuity schedule for PRSUs is as follows:

Performance Restricted Share Units	Number
Outstanding — December 31, 2024	400,000

Granted	400,000
Forfeited	(400,000)
Outstanding — December 31, 2025	400,000

Settled	(400,000)
Outstanding — June 30, 2026	-

Versamet Royalties	Financial Statements	13

Earnings per share

Basic and diluted earnings per share are calculated based on the following:

In $000s (except for shares and per share amounts)	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Net income	4,898	170	18,655	1,954
Basic weighted average number of shares	107,806,492	92,744,605	103,862,609	92,560,149
Basic earnings per share	0.05	0.00	0.18	0.02

Effect of dilutive securities
Stock options	2,144,438	506,557	2,198,652	405,877
RSUs	1,017,408	960,485	1,059,836	1,007,838
PRSUs	123,077	246,183	260,773	246,183
Diluted weighted average number of common shares	111,091,415	94,457,830	107,381,870	94,220,047
Diluted earnings per share	0.04	0.00	0.17	0.02

The following table lists the number of potentially dilutive securities which were excluded from the computation of diluted earnings per share because the exercise prices plus any unamortized share-based compensation per share, if relevant, exceeded the average market value of the common shares during the three and six months ended June 30, 2026 of C$16.49 and C$15.30, respectively (2025: C$4.60 and C$4.30).

Number	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Stock options	-	864,687	-	687,078

9.	Administrative Expenses

The breakdown of the Company’s administrative expenses by nature is as follows:

In $000s	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Business development expenses	894	68	1,795	87
Corporate administration	356	153	748	235
Professional fees	192	197	495	317
Salaries and benefits	829	320	1,678	1,419
Administrative expenses before share-based compensation	2,271	738	4,716	2,058
Share-based compensation	822	604	1,976	643
Total administrative expenses	3,093	1,342	6,692	2,701

Versamet Royalties	Financial Statements	14

10.	Taxation

The breakdown of the income tax expense is as follows:

In $000s	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Current income tax expense	187	136	387	251
Deferred income tax expense	1,915	526	7,485	1,186
Total income tax expense	2,102	662	7,872	1,437

The current tax expense was incurred as a withholding tax payable on the royalty revenue earned from certain foreign royalties.

The tax expense at statutory rates for the Company can be reconciled to the reported income as follows:

In $000s (except for tax rate)	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Net income before income tax expense	7,000	832	26,527	3,391
Statutory income tax rate	27%	27%	27%	27%
Expected income tax expense at the statutory rate	1,890	225	7,162	916

Withholding taxes on royalty revenue	136	136	282	251
Non-deductible expenses	311	229	709	238
Recognition of temporary differences	(72)	6	(124)	(33)
Change in unrecognized tax assets	45	66	51	65
Adjustments in respect of prior year	(208)	-	(208)	-
Total income tax expense	2,102	662	7,872	1,437

11.	Related Party Transactions

Related parties are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly. Related parties of the Company include the members of the Board of Directors, officers of the Company, close family members of these individuals, and any companies controlled by these individuals.

Sandstorm

Sandstorm was a related party of the Company as a result of its significant influence through its share ownership in the Company and its ability to nominate a representative for election to the Company's board of directors.

On October 20, 2025, Sandstorm was acquired by Royal Gold Inc. (“Royal Gold”) and Royal Gold became a related party through its acquired share ownership in the Company. Royal Gold subsequently sold its shares in Versamet to Tether Investments and Nemesia S.à.r.l, a company controlled by trusts of the Lundin family, and Royal Gold ceased to be a related party.

Tether Investments

Tether Investments is considered to be a related party of the Company as a result of its significant influence through its share ownership in the Company and its ability to nominate a representative for election to the Company's board of directors.

Versamet Royalties	Financial Statements	15

During the six months ended June 30, 2026, Tether Investments has completed two non-brokered private placements, to which the Company has sold 1,891,539 common shares for net proceeds of $19.0 million, pursuant to the exercise of Tether Investments’ participation rights in the public offering and shares issued for the Gold Stream acquisition (note 8).

B2Gold

Effective June 5, 2024, B2Gold was considered to be a related party of the Company as a result of Versamet being an associate of this entity (as a result of their share ownership in the Company) and the ability of B2Gold to nominate a representative to the board of directors of the Company.

Compensation of Key Management Personnel

Key management personnel includes persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole, including its Board of Directors. Compensation for key management personnel of the Company was as follows:

In $000s	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Salaries and benefits	453	110	908	1,025
Share-based compensation	650	333	1,611	234
Total	1,103	443	2,519	1,259

Versamet Royalties	Financial Statements	16

12.	Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated regularly by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below. The Company’s operating segments are considered to be its individual royalties, streams, and the Greenstone gold interest, and the segment measure of profit or loss is Income (loss) before taxes. The Company’s head office and general corporate administration (including finance expenses and derivative fair value changes) are included within ‘Corporate’ to reconcile the reportable segments to the financial statements.

For the three months ended June 30, 2026:

Segment, Location (In $000s)	Sales[3] $	Royalty revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Blackwater, Canada	-	610	-	(135)	-	475	610
Greenstone, Canada	4,785	-	(4,793)	-	2,876	2,868	3,826
Kiaka, Burkina Faso	-	8,008	-	(1,398)	-	6,610	8,008
Kolpa, Peru	2,283	-	(231)	(1,038)	-	1,014	2,053
Mercedes, Mexico	-	746	-	(234)	-	512	746
Rosh Pinah, Namibia	6,120	-	(575)	(1,222)	-	4,323	5,546
Santa Rita, Brazil	-	1,181	-	(115)	-	1,066	1,181
Total segments	13,188	10,545	(5,599)	(4,142)	2,876	16,868	21,970

Operating expenses [1]	-	-	-	-	-	(3,093)	(2,271)
Foreign exchange loss	-	-	-	-	-	(63)	(62)
Finance and interest expense net of interest income	-	-	-	-	-	(6,712)	-
Income tax paid	-	-	-	-	-	-	(187)
Movement in working capital	-	-	-	-	-	-	845
Total Corporate	-	-	-	-	-	(9,868)	(1,675)
Segments & Corporate total	13,188	10,545	(5,599)	(4,142)	2,876	7,000	20,295

1.	Includes all operating expenses from the Statement of Income and Comprehensive Income (Loss) except the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).

2.	Cost of sales includes cost of sales for the Greenstone gold interest consisting of a $1.0 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $3.8 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.

3.	Royalty revenue from the Blackwater, Kiaka, Mercedes and Santa Rita royalties are each considered to be from a single customer. The gold, silver and copper received from the Greenstone gold interest, Rosh Pinah stream and Kolpa stream were each sold to one customer.

4.	Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Versamet Royalties	Financial Statements	17

For the three months ended June 30, 2025:

Segment, Location (In $000s)	Sales[3] $	Royalty revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Blackwater, Canada	-	362	-	(116)	-	246	362
Greenstone, Canada	3,429	-	(3,441)	-	5,433	5,421	2,741
Kolpa, Peru	486	-	(49)	(297)	-	140	437
Mercedes, Mexico	-	548	-	(248)	-	300	548
Total segments	3,915	910	(3,490)	(661)	5,433	6,107	4,088

Operating expenses [1]	-	-	-	-	-	(1,342)	(738)
Foreign exchange loss	-	-	-	-	-	(527)	(5)
Finance and interest expense net of interest income	-	-	-	-	-	(6,579)	-
Change in fair value of derivative liability	-	-	-	-	-	3,173	-
Income tax paid	-	-	-	-	-	-	(136)
Movement in working capital	-	-	-	-	-	-	(899)
Total Corporate	-	-	-	-	-	(5,275)	(1,778)
Segments & Corporate total	3,915	910	(3,490)	(661)	5,433	832	2,310

1.	Includes all operating expenses from the Statement of Income and Comprehensive Income (Loss) except the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).

2.	Cost of sales includes cost of sales for the Greenstone gold interest consisting of a $0.7 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $2.8 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.

3.	Royalty revenue from the Blackwater and Mercedes royalties is considered to be from one customer. The gold and copper received from the Greenstone gold interest and Kolpa stream were each sold to one customer.

4.	Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

For the six months ended June 30, 2026:

Segment, Location (In $000s)	Sales[3] $	Royalty revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Blackwater, Canada	-	1,224	-	(226)	-	998	1,224
Greenstone, Canada	9,925	-	(9,921)	-	14,148	14,152	7,941
Kiaka, Burkina Faso	-	16,080	-	(2,716)	-	13,364	16,080
Kolpa, Peru	4,189	-	(425)	(1,927)	-	1,837	3,765
Mercedes, Mexico	-	1,547	-	(474)	-	1,073	1,547
Rosh Pinah, Namibia	11,921	-	(1,183)	(2,472)	-	8,266	10,738
Santa Rita, Brazil	-	2,815	-	(333)	-	2,482	2,815
Total segments	26,035	21,666	(11,529)	(8,148)	14,148	42,172	44,110

Operating expenses [1]	-	-	-	-	-	(6,692)	(4,716)
Foreign exchange loss	-	-	-	-	-	(142)	(57)
Finance and interest expense net of interest income	-	-	-	-	-	(8,811)	-
Income tax paid	-	-	-	-	-	-	(387)
Movement in working capital	-	-	-	-	-	-	(3,266)
Total Corporate	-	-	-	-	-	(15,645)	(8,426)
Segments & Corporate total	26,035	21,666	(11,529)	(8,148)	14,148	26,527	35,684

1.	Includes all operating expenses from the Statement of Income and Comprehensive Income (Loss) with the exception of the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).

2.	Cost of sales include cost of sales for the Greenstone gold interest consisting of a $2.0 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $7.9 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.

3.	Royalty revenue from the Blackwater, Kiaka, Mercedes and Santa Rita royalties are each considered to be from a single customer. The gold, silver and copper received from the Greenstone gold interest, Rosh Pinah stream and Kolpa stream were each sold to one customer.

4.	Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Versamet Royalties	Financial Statements	18

For the six months ended June 30, 2025:

Segment, Location (In $000s)	Sales[3] $	Royalty revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Blackwater, Canada	-	362	-	(116)	-	246	362
Greenstone, Canada	6,424	-	(6,436)	-	9,644	9,632	5,137
Kolpa, Peru	486	-	(49)	(297)	-	140	437
Mercedes, Mexico	-	1,007	-	(486)	-	521	1,007
Total segments	6,910	1,369	(6,485)	(899)	9,644	10,539	6,943

Operating expenses [1]	-	-	-	-	-	(2,701)	(2,058)
Foreign exchange loss	-	-	-	-	-	(536)	(14)
Finance and interest expense net of interest income	-	-	-	-	-	(7,196)	-
Change in fair value of derivative liability	-	-	-	-	-	3,285	-
Income tax paid	-	-	-	-	-	-	(251)
Movement in working capital	-	-	-	-	-	-	(1,658)
Total Corporate	-	-	-	-	-	(7,148)	(3,981)
Segments & Corporate total	6,910	1,369	(6,485)	(899)	9,644	3,391	2,962

1.	Includes all operating expenses from the Statement of Income and Comprehensive Income (Loss) with the exception of the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).

2.	Cost of sales include cost of sales for the Greenstone gold interest consisting of a $1.3 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $5.1 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.

3.	Royalty revenue from the Blackwater and Mercedes royalties is considered to be from one customer. The gold and copper received from the Greenstone gold interest and Kolpa stream were each sold to one customer.

4.	Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Versamet Royalties	Financial Statements	19

Total Non-Current Assets by Segment

In $000s	June 30, 2026 $	December 31, 2025 $
Prepaid gold interest
Greenstone gold interest	77,005	72,844

Royalty, Stream & Other Assets
Eskay Creek, Canada	360,310	-
Rosh Pinah, Namibia	82,280	84,752
Kiaka, Burkina Faso	54,422	57,138
Santa Rita, Brazil	38,155	38,488
Kolpa, Peru	30,936	32,863
El Pilar, Mexico	17,490	17,490
Vittangi, Sweden	15,000	15,000
Hackett River, Nunavut	14,716	14,716
Toega, Burkina Faso	11,205	11,205
Mocoa, Colombia	10,000	10,000
Prairie Creek, Canada	7,514	7,514
Blackwater, Canada	6,991	7,217
Mason, Nevada	4,876	4,876
Mercedes, Mexico	4,847	5,321
Converse, Nevada	4,391	4,391
Pilar, Brazil	3,350	3,350
Cuiú Cuiú, Brazil	2,070	2,070
Primavera, Nicaragua	1,391	1,391
Other	904	904
Total Royalty, stream & other interests	670,848	318,686
Total	747,853	391,530

Total Non-Current Assets by Geographic Region

In $000s	June 30, 2026 $	December 31, 2025 $
North America	498,140	134,369
Africa	147,907	153,095
Central and South America	85,902	88,162
Europe	15,000	15,000
Other	904	904
Total	747,853	391,530

Versamet Royalties	Financial Statements	20

13.	Supplemental Cash Flow Information

In $000s	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Changes in non-cash working capital:
Trade and other receivables and prepaid assets	562	(801)	(1,468)	(777)
Trade and other payables	283	(98)	(1,798)	(881)
Net increase (decrease) in cash	845	(899)	(3,266)	(1,658)

Significant non-cash transactions:
Shares issued to acquire the Gold Stream (note 5)	20,000	-	20,000	-
Settlement of interest payments in shares	-	-	-	155

14.	Financial Instruments

As at June 30, 2026 and December 31, 2025, the Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, the Greenstone gold interest, trade and other payables and the Credit Facilities. The Company classifies cash and cash equivalents and trade and other receivables as financial assets held at amortized cost; the Company holds its investments at FVTOCI. The Company classifies trade and other payables and the Credit Facilities as other financial liabilities held at amortized cost. The Greenstone gold interest is carried at FVTPL.

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are below:

Level 1 — fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 — fair values based on inputs for the asset or liability that are not based on observable market data.

The following tables set forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2026 and December 31, 2025:

As at June 30, 2026:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,148	1,148	-	-
Greenstone gold interest	89,839	-	-	89,839
Total	90,987	1,148	-	89,839

Versamet Royalties	Financial Statements	21

As at December 31, 2025:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,011	1,011	-	-
Greenstone gold interest	83,628	-	-	83,628
Total	84,639	1,011	-	83,628

The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade and other receivables, and trade and other payables, approximates their carrying values at June 30, 2026 and December 31, 2025, due to their short-term nature. The fair value of the Company’s Credit Facilities, which is measured using Level 2 inputs, approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. There were no transfers between the levels of the fair value hierarchy during the period ended June 30, 2026 and the year ended December 31, 2025.

The risk exposure arising from these financial instruments is summarized as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is limited to the carrying value of its cash and cash equivalents and trade and other receivables. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Versamet’s royalty, stream and Greenstone gold interest portfolio. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and holds its cash with a highly rated Canadian financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to have in place a planning and budgeting process to ensure that it will have sufficient liquidity to meet liabilities when due in the normal course of operations. In assessing liquidity risk, the Company takes into account its cash and expected income from royalties, streams and the Greenstone gold interest.

The following table shows the Company’s contractual obligations as they fall due as at June 30, 2026:

In $000s	Within 1 year $	1–5 years $	Over 5 years $	Total June 30, 2026 $
Trade and other payables	2,570	-	-	2,570
Credit facilities [1]	76,775	358,095	-	434,870
Total	79,345	358,095	-	437,440

1.	The estimated interest amounts related to the Credit Facilities are included in the table above.

Versamet Royalties	Financial Statements	22

Market risk

Market risk is the risk that changes in market prices, such as commodity price risk, foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings or financial instruments.

Commodity price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Commodity prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control.

Financial instruments that impact net income and total comprehensive income of the Company due to currency fluctuations include cash and cash equivalents, trade and other receivables, investments, and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar monetary assets and monetary liabilities as at June 30, 2026, a 10% increase or decrease in the Canadian dollar relative to the United States dollar would have an approximate impact of $nil on net income and $0.1 million on other comprehensive income as at June 30, 2026.

The Company is exposed to commodity price movements as a result of the Greenstone gold interest (note 4). The Company holds the Greenstone gold interest at FVTPL. The fair value is calculated using a series of inputs into a discounted cash flow, including the gold price. A 10% increase or decrease in the gold price used in the valuation as at June 30, 2026 would increase or decrease net income and total comprehensive income by $8.9 million.

15.	Capital Management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support its’ activities, continue as a going concern and maximize its return to stakeholders. The Company considers capital to be all accounts in equity and all borrowings of the Company. The Company is subject to certain covenants under the Credit Facilities (note 7); at June 30, 2026, the Company was in compliance with all covenants. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of management to maintain an appropriate liquidity profile to allow management to execute on its strategic plan. Additional funds may be required to finance the Company’s operations in the future.

Versamet Royalties	Financial Statements	23